SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 104561 / January 8, 2026

Admin. Proc. File No. 3-21000

In the Matter of

THE MICHAEL JAMES FERGUSON JR.
FOREIGN PRIVATE TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

Injunction

Registered transfer agent was enjoined from violating provisions of the Securities
Exchange Act of 1934 and the rules thereunder. *Held*, it is in the public interest to revoke
transfer agent's registration.

APPEARANCES:

Theresa H. Gue and *Jack Kaufman* for the Division of Enforcement.

On August 25, 2022, the Securities and Exchange Commission instituted administrative proceedings against the Michael James Ferguson Jr. Foreign Private Trust (the "Trust") under Section 17A(c) of the Securities Exchange Act of 1934.[1] We now deem the Trust to be in default and, for the reasons below, revoke the Trust's registration as a transfer agent.

I.   Background

A.   The Trust was permanently enjoined from violating Exchange Act provisions and rules governing transfer agents.

On February 16, 2022, a federal district court entered a default judgment against the Trust, permanently enjoining it from violating Exchange Act Sections 17(a)(1), (a)(3), and (b)(1), and 17A(c)(2) and (d)(1), and Exchange Act Rules 17Ac2-1 and 17Ac2-2.[2] Section 17A(d)(1) requires registered transfer agents to comply with Commission rules and regulations,[3] and Rules 17Ac2-1 and 17Ac2-2 respectively require them to timely correct any inaccuracies on their Form TA-1 registration statements,[4] and to file annual reports on Form TA-2.[5] Sections 17(a)(1) and (3) require registered transfer agents to make, keep, and furnish records as the Commission prescribes,[6] and Section 17(b)(1) provides that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by the

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[1]   *Michael James Ferguson Jr. Foreign Priv. Tr.*, Exchange Act Release No. 95600, 2022 WL 3703815 (Aug. 25, 2022); 15 U.S.C. § 78q-1(c).

[2]   *SEC v. Michael James Ferguson Jr. Foreign Priv. Tr.*, No. 21 Civ. 8017, 2022 WL 478963, at *1 (S.D.N.Y. Feb. 16, 2022); 15 U.S.C. §§ 78q(a)(1), (a)(3), and (b)(1), 78q-1(c)(2), (d)(1); 17 C.F.R. §§ 240.17Ac2-1, .17Ac2-2; *see also Ferguson Tr.*, 2022 WL 3703815, at *1 (referencing injunction). The judgment also ordered the Trust to pay a $150,000 civil penalty.

[3]   15 U.S.C. § 78q-1(d)(1) ("No . . . registered transfer agent shall, directly or indirectly, engage in any activity as . . . transfer agent in contravention of such rules and regulations . . . as the Commission may prescribe . . . .").

[4]   17 C.F.R. § 240.17Ac2-1(c) ("If any of the information reported on Form TA-1 . . . becomes inaccurate, misleading, or incomplete, the registrant shall correct the information by filing an amendment within sixty days . . . ."); *see also* Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2) (providing for transfer agent registration by filing prescribed form and information).

[5]   17 C.F.R. § 240.17Ac2-2 ("Every transfer agent registered on December 31 must file a report covering the reporting period on Form TA-2 . . . by March 31 following the end of the reporting period."); Form TA-2, https://www.sec.gov/files/formta-2.pdf (requiring the disclosure of, among other things, the number and types of securityholder accounts the registered transfer agent managed, the number and types of securities issues in which it participated, and the extent to which it completed securities transfers within statutorily-mandated timelines).

[6]   15 U.S.C. § 78q(a)(1), (3).

Commission.[7] The complaint in the district court action alleged that the Trust violated these provisions by failing to correct an inaccurate registration statement on Form TA-1, file annual reports on Form TA-2 for 2019 and 2020, and provide records requested by Commission staff.[8]

B.   The Trust failed to file required reports and respond to records requests.

The Commission instituted this proceeding in August 2022. According to the order instituting proceedings ("OIP"), the Trust is a Jamaican "private trust organization" with its principal office in New York City. The OIP alleges that the Trust was permanently enjoined by the district court and, like the complaint in the district court action had alleged, that the Trust has not filed required amended and annual reports and has failed to produce or make available to the Commission its books and records.[9] The OIP instituted proceedings to determine what, if any, remedial action is appropriate in the public interest against the Trust under Exchange Act Section 17A(c). That subsection authorizes the Commission to revoke the registration of a transfer agent that has been enjoined from engaging in any conduct or practice in connection with acting as a transfer agent.[10]

In April 2025, the Division of Enforcement submitted evidence supporting the OIP's allegations.[11] That evidence and our public official records,[12] establish the following.

In June 2019, the Trust registered with the Commission as a transfer agent by filing a registration statement on Form TA-1 signed by Noble Mikhail JM Firdaus El ("Firdaus El"). In the form, the Trust identified Firdaus El as its "Treasurer/CEO" and "Exec. Dir/Pres./Controller of Currency" and listed office and mailing addresses in New York City. Because the Trust was

[7]   *Id*. § 78q(b)(1).

[8]   *SEC v. Michael James Ferguson Jr. Foreign Priv. Tr.*, No. 21 Civ. 8017 (S.D.N.Y. Sept. 27, 2021), ECF No. 1.

[9]   *See Ferguson Tr.*, 2022 WL 3703815, at *1 (alleging that after the Trust registered as a transfer agent, it never (1) amended its Form TA-1 registration statement to update inaccurate business address information, (2) filed required annual reports on Form TA-2, (3) provided the Commission with any records relating to the Trust's transfer agent activities, or (4) permitted the Commission to inspect the Trust's books and records).

[10]   *See* 15 U.S.C. § 78q-1(c)(3) (applying when the Commission finds, "on the record after notice and opportunity for hearing," that "revocation is in the public interest").

[11]   *See Michael James Ferguson Jr. Foreign Priv. Tr.*, Exchange Act Release No. 102699, 2025 WL 885695 (Mar. 20, 2025) (authorizing the Division to submit evidentiary materials and supporting brief relevant to its motion for default and sanctions, and the Trust to file a response). The Trust did not respond to the order or the Division's filing.

[12]   *See* Rule of Practice 323, 17 C.F.R. § 201.323 (authorizing the Commission to take official notice of any matter in such records); Ferguson Trust's public EDGAR page, https://www.sec.gov/edgar/browse/?CIK=1772180 (last visited Dec. 30, 2025).

registered with the Commission during a portion of 2019, Rule 17Ac2-2 required the Trust to file an annual report on Form TA-2 by March 31, 2020.[13] The Trust did not do so.

Several months after that deadline passed, staff from the Commission's Division of Examinations ("Exams") telephoned Firdaus El and told him that Exams had opened an examination of the Trust. Exams emailed Firdaus El a request for records about the Trust and its transfer agent activities and arranged an August 2020 telephone interview with him. During the interview, Exams highlighted the requests for which it believed that the Trust was likely to have documents readily available, and Firdaus El told Exams that the office and mailing addresses listed on the Trust's Form TA-1 were no longer valid and provided a new address in Los Angeles. Exams re-sent its record requests to the Los Angeles address, again calling attention to the requests it had highlighted during the interview. Firdaus El obtained an extension of time for the Trust to respond to Exams' requests, but the Trust did not produce any documents. Nor did the Trust amend its Form TA-1 to update its address.

In a September 2020 phone call, Exams told Firdaus El that it had identified the Trust's failures to file an amended Form TA-1 or a Form TA-2 for 2019 as deficiencies. Exams also emailed Firdaus El a letter requesting that the Trust describe in writing any steps it had taken or planned to take to address the deficiencies. In the letter, Exams stated that, although the Exchange Act required the Trust to provide copies of the records Exams had requested, the Trust had produced no documents. Firdaus El sent a responsive email that acknowledged the Trust's deficiencies but attributed them to "misunderstanding[s]." He did not, however, identify any corrective action that the Trust had taken or planned to take, or produce any records. In November 2020, Exams staff emailed Firdaus El a letter stating that the deficiencies remained outstanding and that Exams was closing its examination.

The next month, staff from the Commission's Division of Enforcement (the "Division") emailed Firdaus El a request for records about the Trust and its transfer agent activities.[14] The Trust did not respond to the request, a follow-up letter from the Division, or a subsequent Wells notice stating that the staff had made a preliminary determination to recommend that the Commission file an action or institute a proceeding against the Trust.[15] The Trust has never produced any documents, amended its Form TA-1, or filed an annual report on Form TA-2 for any year.[16]

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[13]   17 C.F.R. § 240.17Ac2-2.

[14]   *See* Exchange Act Section 17(a), (b); 15 U.S.C. § 78q(a), (b).

[15]   *See* Enforcement Manual, Section 2.4, https://www.sec.gov/divisions/enforce/enforcementmanual.pdf (defining Wells notice).

[16]   *See* Ferguson Trust's public EDGAR page.

C.   The Trust failed to answer the OIP, respond to a show cause order, or respond to the Division's motion for default and sanctions.

The Trust was properly served with the OIP on September 2, 2022, by certified mail sent to the New York City addresses specified on its Form TA-1. The OIP was also sent to the Los Angeles address.[17] The OIP required the Trust to file an answer to the allegations contained in it by 20 days after that service, but the Trust did not do so. On November 3, 2022, the Commission ordered the Trust to show cause by November 17, 2022, why due to its failure to file an answer or otherwise defend this proceeding, the Commission should not deem the Trust to be in default.[18] The show cause order warned the Trust that, in that event, the Commission could deem the allegations in the OIP to be true and determine the proceeding against the Trust upon consideration of the record. The Trust did not respond to the order. The Division subsequently filed a motion for default and revocation of the Trust's registration based on the district court injunction and the public interest. The Trust also did not respond to that motion, nor has it made any other filing in this proceeding.

II. Analysis

A.   We deem the Trust to be in default.

Rule of Practice 155(a) provides that if a respondent fails to "answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," we may deem the respondent to be in default and determine the proceeding against it "upon consideration of the record."[19] Because the Trust failed to answer the OIP or respond to either the show cause order or the Division's motion, we deem the Trust to be in default. We base the findings that follow on the record, including the evidence the Division submitted and materials of which we take official notice.

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[17]   *See* Rule of Practice 141(a)(2)(iii), 17 C.F.R. § 201.141(a)(2)(iii) (providing that notice of an administrative proceeding may be provided to a registered transfer agent "by sending a copy of the [OIP] addressed to the most recent business address shown on the [transfer agent]'s registration form by U.S. Postal Service certified . . . mail and obtaining a confirmation of attempted delivery"). After the OIP was served, all orders and filings in this proceeding were also sent to each of the New York City and Los Angeles addresses.

[18]   *Michael James Ferguson Jr. Foreign Priv. Tr.*, Exchange Act Release No. 96220, 2022 WL 16709977 (Nov. 3, 2022).

[19]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that a respondent that "fails to file an answer required by this section within the time provided [in the OIP] may be deemed in default" under Rule 155(a)).

B.   We find that revoking the Trust's transfer agent registration is in the public interest.

Exchange Act Section 17A(c)(3) authorizes the Commission to revoke a transfer agent's registration if it finds, on the record after notice and opportunity for hearing, that (1) the transfer agent has been enjoined from engaging in or continuing any conduct or practice in connection with acting as a transfer agent, and (2) such a sanction is in the public interest.[20] Because the Trust was enjoined from violating Exchange Act provisions and rules governing transfer agent activities,[21] we need only consider whether remedial action is in the public interest.

In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of the conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[22] Our public interest inquiry is flexible, and no one factor is dispositive.[23] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[24] We have weighed these factors and conclude that revoking the Trust's transfer agent registration is warranted to protect the investing public.[25]

The record shows that the Trust engaged in egregious and recurrent misconduct. Despite repeated prompting beginning in 2020, the Trust still has not amended its Form TA-1 to update its address, filed a single annual report on Form TA-2, or provided any of the records requested

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[20]   15 U.S.C. § 78q-1(c)(3), (c)(3)(A) (cross-referencing Exchange Act Section 15(b)(4)(C), 15 U.S.C. § 78*o*(b)(4)(C)).

[21]   *See supra* notes 2-7 and accompanying text.

[22]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981).

[23]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[24]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[25]   Because the injunction against the Trust was entered by default, we do not rely on any findings made in that action in determining whether remedial sanctions are warranted. *Jaswant Gill*, Advisers Act Release No. 5858, 2021 WL 4131427, at *2 n.7 (Sept. 10, 2021) (relying on existence of injunction as basis for availability of relief under Advisers Act Section 203(f)).

by Exams or the Division.[26] By failing to provide the requested information and annual reports, which the Commission uses to oversee transfer agents,[27] and ceasing communications with the Commission, the Trust failed to comply with its obligations as a transfer agent and frustrated the Commission's review of the Trust's operations.[28]

The Trust also acted with scienter.[29] Its control person, Firdaus El,[30] acknowledged the deficiencies identified by Exams, received Exams' record requests, and obtained an extension of

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[26]   *See, e.g.*, *Edward Walker Benifield Tr.*, Exchange Act Release No. 99271, 2024 WL 68230, at *5 (Jan. 4, 2024) (finding transfer agent's misconduct "egregious and recurrent" where it disregarded filing requirements over two years); *Fidelity Transfer Serv.*, Exchange Act Release No. 94545, 2022 WL 969898, at *6 (Mar. 29, 2022) (finding failure to update transfer agent's phone number and address on Form TA-1 to be egregious); *cf. Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *5 & n.23, *6 n.27 (Jan. 21, 2009) (finding that we may consider "matters that fall outside the OIP[ ] in assessing appropriate sanctions," such as a failure to file additional required reports after the OIP has been issued).

[27]   *Transfer Agent Regulations*, Exchange Act Release No. 76743, 2015 WL 9311555, at *48 (Dec. 22, 2015) (stating that the information provided by Forms TA-1 and TA-2 serves "the vital regulatory goals of informing the Commission's oversight and examination programs and informing the public about the nature and scope of transfer agents' activities"); *see also id.* at *27 (stating that inaccurate or incomplete transfer agent records risk "significant adverse operational and financial consequences for the securities industry").

[28]   *See, e.g.*, *Brandon Rawls Tr.*, Exchange Act Release No. 100446, 2024 WL 3249197, at *5 (June 28, 2024) (finding that because respondent refused "to respond to the Staff's inquiries," it was "effectively prevented . . . from conducting its planned examination" and the examination "process could not function").

[29]   *See Aaron v. SEC*, 446 U.S. 680, 701 (1980) (the "degree of intentional wrongdoing evident in a defendant's past conduct" is an "important factor" indicating a risk of future harm).

[30]   *Cf. Warwick Capital Mgmt., Inc.*, Advisers Act Release No. 2694, 2008 WL 149127, at *9 n.33 (Jan. 16, 2008) ("A company's scienter is imputed from that of the individuals controlling it.").

time to respond to them.[31] By failing to produce those records or take corrective action, the Trust knowingly failed to comply with the obligations of a transfer agent.[32]

Because the Trust has defaulted in this proceeding, it has offered no assurances against future violations. The Trust's ongoing unwillingness to comply with fundamental filing requirements and refusal to cooperate with a Commission examination and investigation demonstrate that it is likely that, but for revocation, the Trust would not only engage in future similar violations, but also engage in conduct preventing Commission personnel from identifying and addressing other possible violations.

Accordingly, we find that it is in the public interest to revoke the Trust's transfer agent registration.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE, CRENSHAW, and UYEDA).

Vanessa A. Countryman
Secretary

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[31]   *See, e.g.*, *Benifield Tr.*, 2024 WL 68230, at *5 (finding transfer agent acted with scienter by not amending an admittedly inaccurate Form TA-1 address, not filing Forms TA-2, and failing to respond to records requests, despite discussing those deficiencies with Exams staff); *cf. China-Biotics, Inc.,* Exchange Act Release No. 70800, 2013 WL 5883342, at *10 (Nov. 4, 2013) (respondent had a "high degree of culpability" where it "did not file a single periodic report for more than a year and a half" and continued in its delinquencies "despite multiple warnings and the institution of [revocation] proceedings").

[32]   *See, e.g.*, *Michael C. Pattison*, Exchange Act Release No. 67900, 2012 WL 4320146, at *9 & nn.56-67 (Sept. 20, 2012) (stating scienter may be demonstrated by knowing or intentional misconduct and collecting cases); *Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *13 (Mar. 30, 2007) (finding "extremely high" degree of scienter where transfer agent's principal knew of staff document requests and filing deficiencies but did not address them).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 104561 / January 8, 2026

Admin. Proc. File No. 3-21000

In the Matter of

THE MICHAEL JAMES FERGUSON JR.
FOREIGN PRIVATE TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Michael James Ferguson Jr. Foreign Private Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary